 Exhibit 17.2
From: Chris Marquis

Date: July 10, 2013, 8:01:26 AM PDT

To: Tim Young <tyoung@hypersolar.com>

Subject: Re: Director for HyperSolar Resignation

I agree

Chris Marquis

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On Jul 10, 2013, at 1:25 AM, Tim Young <tyoung@hypersolar.com> wrote:

Chris, can you just send your approval of the info in the 8k. An email is fine. Thanks.

Tim

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